SEC FILE NUMBER 001-08589
CUSIP NUMBER 30246C104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K

☐ Form 20-F

☐ Form 11-K

☐ Form 10-Q

☐ Form 10-D

☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Talon Real Estate Holding Corp.

Full Name of Registrant

Former Name if Applicable

5500 Wayzata Boulevard, Suite 1070

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55416

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Talon Real Estate Holding Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense.

The Company could not finalize certain disclosures necessary for the completion of its financial statements and management’s discussion and analysis of financial condition and results of operations to be included in the Annual Report on Form 10-K in time to allow completion of the report within the prescribed time period.  The Company expects to be in a position to file the Form 10-K within 15 days after March 31, 2017.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

MG Kaminski	(612)	604-4600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed “forward-looking”. Words such as “expect”, “believe”, “project”, “plan”, “anticipate”, “intend”, “objective”, “goal”, “view”, and similar expressions identify forward-looking statements. These statements are based on management’s current views and assumptions of future events and financial performance and involve a number of risks and uncertainties, many outside of the Company’s control that could cause actual results to materially differ from those expressed or implied. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein. These statements speak only as of the date made.

Talon Real Estate Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017	By:	/s/ Keith Gruebele
Keith Gruebele, Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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